UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 2)*


                                BELL INDUSTRIES, INC.
          _________________________________________________________________
                                   (Name of Issuer)


                                     Common Stock
          _________________________________________________________________
                            (Title of Class of Securities


                                      078107109
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                    Not applicable
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.


          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 2

          CUSIP NO. 078107109

          1.   Name of Reporting Person
               SS or Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                                  (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*

               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       755,800
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                                   -0-

                         9.   SOLE DISPOSITIVE POWER
                              755,800

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               755,800

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                   ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               7.866%

          14.  TYPE OF REPORTING PERSON*

               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 2

          The cover page for First Carolina Investors, Inc. is hereby amended to read as shown in this Amendment No. 2. Items 3, 4 and 5 are hereby amended as shown in this Amendment No. 2. All other items remain unchanged, and are incorporated by reference.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS.

          Item 3 is hereby amended to add the following:

          The amount of funds paid for the Shares by First Carolina Investors, Inc. was $238,945 (which includes only the amount of funds paid since the filing of Schedule 13D Amendment No. 1). This amount does not include brokerage commissions.

          ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended to read as follows:

          The Shares have been acquired by the Reporting Person for investment purposes. The Reporting Person intends to continue to evaluate its investment in the Shares. The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon its evaluation of its investment, upon the amounts and prices of available Shares, and upon other relevant circumstances.

          The Reporting Person has recently retained Beacon Hill Partners to advise the Reporting Person as to the feasibility of nominating and electing Brent D. Baird to the Issuer's Board of Directors. Mr. Baird is the Chairman of the Board of the Reporting Person.

          Except as previously provided, the Reporting Person has no present plans or proposals which relate to or would result in:

          (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries

          (b) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (d) Any material change in the present capitalization or dividend policy of the Issuer;

          (e) Any other material change in the Issuer's business or corporate structure;

          (f) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (h) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (i)  Any action similar to any of those enumerated above.


          ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is amended to read as follows:

          (a) The Reporting Person hereby reports beneficial ownership, in the manner hereinafter described, of 755,800 Shares of the
          Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)


          First Carolina Investors,            755,800           7.866%
          Inc.



             (1) The foregoing percentage assumes that the number of Shares of the Issuer outstanding is 9,608,315 Shares. In the Issuer's Form 10-Q for the third quarter, the Issuer reported that the number of Shares outstanding as of November 9, 1999 is 9,608,315 Shares.

          (b) The Reporting Person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following purchases of the Shares were effected during the past sixty days:


                                                Price/Share
                                                (in Dollars
                                                Commissions
          Purchase In The            Number of  not           Transaction Made
              Name Of      Date      Shares     included)         Through

          First Carolina   10/22/99    5,900    4.75         Robotti & Co.
          Investors        10/25/99    3,100    4.75         Robotti & Co.
                           10/26/99    5,000    4.75         Robotti & Co.
                           10/28/99   10,300    4.8732       Robotti & Co.
                           11/2/99       100    5.00         Robotti & Co.
                           11/3/99     2,500    5.00         Fahnestock & Co.
                           11/10/99    2,500    4.75         Fahnestock & Co.



          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          DATED this 8th day of December, 1999.


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
             Brent D. Baird, Chairman